February 22, 2013

Catherine T. Brown

Securities and Exchange Commission

RE: Ample-Tee, Inc.

Amendment No. 4 Registration Statement on Form S-1

Filed January 17, 2013

File No. 333-179079

In response to your letter dated January 22, 2013 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Ample-Tee, Inc. (the “Company”).  Amendment No. 5 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s January 22, 2013 letter in italicized text immediately before our response.

Financial Statements, page 23

1. Please revise your document to provide updated financial statements and related financial information, such as Management’s Discussion and Analysis of Financial Condition and Results of Operations. See Rule 8-08 of Regulation S-X.

Response:

In accordance with your request we have updated financial statements and related financial information, such as Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition we have revised August 31, 2012 financial statements.

We trust our responses meet with your approval.

Sincerely,

/s/ Lawrence Chenard

     Lawrence Chenard

Ample-Tee, Inc.

www.ample-tee.com

corporate@ample-tee.com

telephone:(775) 321-8214